# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eloxx Pharmaceuticals, Inc., CIK 0001035354
CUSIP: 29014R301
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 06/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001945896

## Reporting persons
- Domicilium Capital Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 854,973; sole dispositive power 0; shared dispositive power 854,973; aggregate amount beneficially owned 854,973 (19.99% of the class)
  Comment: Excludes pre-funded warrants held by the Reporting Persons in excess of a 19.99% beneficial ownership limitation.
- Domicilium Real Estate Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 238,422; sole dispositive power 0; shared dispositive power 238,422; aggregate amount beneficially owned 238,422 (5.9% of the class)
- Domicilium Real Estate Fund III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 238,422; sole dispositive power 0; shared dispositive power 238,422; aggregate amount beneficially owned 238,422 (5.9% of the class)
- BKJLAGG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 602,266; sole dispositive power 0; shared dispositive power 602,266; aggregate amount beneficially owned 602,266 (14.1% of the class)
  Comment: Excludes pre-funded warrants held by the Reporting Persons in excess of a 19.99% beneficial ownership limitation.
- MSEK Charleston LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 240,688; sole dispositive power 0; shared dispositive power 240,688; aggregate amount beneficially owned 240,688 (5.6% of the class)
  Comment: Excludes pre-funded warrants held by the Reporting Persons in excess of a 19.99% beneficial ownership limitation.
- Bold Stroke Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 240,688; sole dispositive power 0; shared dispositive power 240,688; aggregate amount beneficially owned 240,688 (5.6% of the class)
  Comment: Excludes pre-funded warrants held by the Reporting Persons in excess of a 19.99% beneficial ownership limitation.
- Daniel Simon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 854,973; sole dispositive power 0; shared dispositive power 854,973; aggregate amount beneficially owned 854,973 (19.99% of the class)
  Comment: Excludes pre-funded warrants held by the Reporting Persons in excess of a 19.99% beneficial ownership limitation.

## Item 1. Issuer
Name of issuer: Eloxx Pharmaceuticals, Inc.
Address of issuer's principal executive offices: P.O. Box 274, 10 Court Street, Arlington, MA 02476

## Item 2. Person Filing
Name of person filing:
Domicilium Capital Partners LLC
Domicilium Real Estate Fund III LP
Domicilium Real Estate Fund III GP LLC
BKJLAGG, LLC
MSEK Charleston LLC
Bold Stroke Investments, LLC
Daniel Simon
Address of principal business office or, if none, residence:
Domicilium Capital Partners LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Domicilium Real Estate Fund III LP
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Domicilium Real Estate Fund III GP LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

BKJLAGG, LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

MSEK Charleston LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Bold Stroke Investments, LLC
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092

Daniel Simon
535 S. Kimball Ave, Suite 140
Southlake, Texas 76092
Citizenship:
Domicilium Capital Partners LLC - Delaware
Domicilium Real Estate Fund III LP - Delaware
Domicilium Real Estate Fund III GP LLC - Delaware
BKJLAGG, LLC - Delaware
MSEK Charleston LLC - Delaware
Bold Stroke Investments, LLC - Delaware
Daniel Simon - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Domicilium Capital Partners LLC - 854,973
Domicilium Real Estate Fund III LP - 238,422
Domicilium Real Estate Fund III GP LLC - 238,422
BKJLAGG, LL - 602,266
MSEK Charleston LLC - 240,688
Bold Stroke Investments, LLC - 240,688
Daniel Simon - 854,973
Percent of class:
Domicilium Capital Partners LLC - 19.99%
Domicilium Real Estate Fund III LP - 5.9%
Domicilium Real Estate Fund III GP LLC - 5.9%
BKJLAGG, LL - 14.1%
MSEK Charleston LLC - 5.6%
Bold Stroke Investments, LLC - 5.6%
Daniel Simon - 19.99%
Sole power to vote or to direct the vote:
Domicilium Capital Partners LLC - 0
Domicilium Real Estate Fund III LP - 0
Domicilium Real Estate Fund III GP LLC - 0
BKJLAGG, LLC - 0
MSEK Charleston LLC - 0
Bold Stroke Investments, LLC - 0
Daniel Simon - 0
Shared power to vote or to direct the vote:
Domicilium Capital Partners LLC - 854,973
Domicilium Real Estate Fund III LP - 238,422
Domicilium Real Estate Fund III GP LLC - 238,422
BKJLAGG, LL - 602,266
MSEK Charleston LLC - 240,688
Bold Stroke Investments, LLC - 240,688
Daniel Simon - 854,973
Sole power to dispose or to direct the disposition:
Domicilium Capital Partners LLC - 0
Domicilium Real Estate Fund III LP - 0
Domicilium Real Estate Fund III GP LLC - 0
BKJLAGG, LLC - 0
MSEK Charleston LLC - 0
Bold Stroke Investments, LLC - 0
Daniel Simon - 0
Shared power to dispose or to direct the disposition:
Domicilium Capital Partners LLC - 854,973
Domicilium Real Estate Fund III LP - 238,422
Domicilium Real Estate Fund III GP LLC - 238,422
BKJLAGG, LL - 602,266
MSEK Charleston LLC - 240,688
Bold Stroke Investments, LLC - 240,688
Daniel Simon - 854,973

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Domicilium Capital Partners LLC. None of those advisory clients, except for the advisory clients reported herein, may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Domicilium Capital Partners LLC: /s/ Daniel Simon, Daniel Simon, Managing Member of its general partner (06/17/2026)
- Domicilium Real Estate Fund III LP: /s/ Daniel Simon, Daniel Simon, Managing Member (06/17/2026)
- Domicilium Real Estate Fund III GP LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (06/17/2026)
- BKJLAGG, LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (06/17/2026)
- MSEK Charleston LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (06/17/2026)
- Bold Stroke Investments, LLC: /s/ Daniel Simon, Daniel Simon, Managing Member (06/17/2026)
- Daniel Simon: /s/ Daniel Simon, Daniel Simon (06/17/2026)